BENCH K12

Brooke Barrett <brooke@benchk12.com>

Cap Table for WeFunder

Barsky, Daniel J (MIA - X27540) <Daniel.Barsky@hklaw.com> Wed, Mar 29, 2023 at 6:33 PM
To: Brooke Barrett <brooke@benchk12.com>

Here is your updated cap table. I'm not sure what information exactly WeFunder wants added to the system, so I put everything I can think of that they might want in the lines below. If you want to walk through it online in case there are any issues I didn't anticipate, let me know.

Brooke Barrett	8,500,000 shares
Lyria Zeh	25,323 shares (not fully vested)
Michael Goar	25,323 shares (not fully vested)
Ed Comer	12,662 shares (not fully vested)
Natalie Gil	25,323 shares (not fully vested)
Mike Bauer	12,662 shares (not fully vested)
Shawn Tamaribuchi	50,000 shares (not fully vested)

with 1,348,707 shares of Common Stock remaining in the Incentive Pool.

Convertible Securities Issued									
Security Unique ID	Investor	Convertible Group	Principal	Date of Issuance	Interest Rate	Discount	Cap	Cap Type	Interest Days in Year
1	FBA Capital LLC, Series 1, Bench K12	2022 SAFE	$ 45,000	3/8/2023	0.0%	10.0%	$ 4,000,000	Post-Money	365

Daniel Barsky | Holland & Knight
Partner
Holland & Knight LLP
701 Brickell Avenue, Suite 3300 | Miami, Florida 33131
Phone 305.789.7540 | Fax 305.789.7799
daniel.barsky@hklaw.com | www.hklaw.com

Add to address book | View professional biography

[Quoted text hidden]

To Whom It May Concern:

Fine Point Consulting has reviewed the accompanying financial statements of BenchK12, which comprise the balance sheets as of December 31, 2022, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to BenchK12's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Heather Nathan, Fine Point Consulting

Heather Nathan

1/13/2023

303 S Paterson Street Suite 1 Madison, WI 53703

BenchK12, Inc.
Balance Sheet
As of September 30, 2022

	Jan-22	Feb-22	Mar-22	Apr-22	May-22	Jun-22	Jul-22	Aug-22	Sep-22	Oct 2022	Nov 2022	Dec 2022
ASSETS												
Current Assets												
Cash & Cash Equivalents	3,555	3,311	17,994	16,329	8,867	19,958	19,331	3,788	13,788	5,122	10,122	2,272
Total Current Assets	3,555	3,311	17,994	16,329	8,867	19,958	19,331	3,788	13,788	5,122	10,122	2,272
TOTAL ASSETS	**3,555**	**3,311**	**17,994**	**16,329**	**8,867**	**19,958**	**19,331**	**3,788**	**13,788**	**5,122**	**10,122**	**2,272**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Total Credit Cards	13,882	14,356	18,782	23,896	9,765	5,479	7,755	20	12,401	18,922	35,756	31,773
Total Current Liabilities	**13,882**	**14,356**	**18,782**	**23,896**	**9,765**	**5,479**	**7,755**	**20**	**12,401**	**18,922**	**35,756**	**31,773**
Long-Term Liabilities												
Shareholder Loan	25,454	25,454	45,454	45,454	55,454	85,454	90,454	90,454	110,454	126,454	136,454	151,454
Total Long-Term Liabilities	25,454	25,454	45,454	45,454	55,454	85,454	90,454	90,454	110,454	126,454	136,454	151,454
Total Liabilities	39,336	39,810	64,236	69,350	65,219	90,933	98,209	90,474	122,855	145,376	172,210	183,227
Equity												
Retained Earnings	(32,101)	(32,101)	(32,101)	(32,101)	(32,101)	(32,101)	(32,101)	(32,101)	(32,101)	(32,101)	(32,101)	(32,101)
Net Income	(3,680)	(4,398)	(14,141)	(20,921)	(24,251)	(38,874)	(46,777)	(54,585)	(76,966)	(108,154)	(129,987)	(148,854)
Total Equity	(35,780)	(36,499)	(46,242)	(53,021)	(56,352)	(70,974)	(78,878)	(86,686)	(109,067)	(140,254)	(162,088)	(180,955)
TOTAL LIABILITIES AND EQUITY	**3,555**	**3,311**	**17,994**	**16,329**	**8,867**	**19,958**	**19,331**	**3,788**	**13,788**	**5,122**	**10,122**	**2,272**

BenchK12, Inc.
Profit and Loss - YTD vs Prior YTD
As of September 30, 2022

	YTD 31-Dec-22	YTD 31-Dec-21	Change
Income			
Total Income	29,750	-	29,750
Gross Profit	29,750		29,750
Expenses			-
Advertising & Marketing	7,048	980	6,068
Bank Charges & Fees	1,474	95	1,379
Contractors	138,252	12,477	125,775
Interest Paid	3,687	354	3,333
Legal & Professional Services	7,416	8,065	(649)
Meals & Entertainment	1,646	873	773
Office Supplies	969	96	873
Other Business Expenses	1,980	728	1,252
Professional Development	670		
Reimbursable Expenses	4,128		4,128
Software Subscriptions	4,351	3,147	1,204
Taxes & Licenses	849	879	(30)
Travel	6,134		6,134
Utilities		472	(472)
Total Expenses	178,604	28,165	150,439
Net Operating Income	(148,854)	(28,165)	(120,689)
Net Income	(148,854)	(28,165)	(120,689)

BenchK12, Inc.
Profit and Loss- YTD vs Prior YTD
As of September 30, 2022

	Q4 31-Dec-22	Q4 31-Dec-21	Change
Income			
Total Income	29,750	-	29,750
Gross Profit	29,750		29,750
Expenses			-
Advertising & Marketing	6,165	586	5,579
Bank Charges & Fees	790	469	321
Contractors	82,195	29,051	53,143
Interest Paid	2,140	283	1,857
Legal & Professional Services	3,208	2,098	1,109
Meals & Entertainment	672	155	517
Office Supplies	185	784	(598)
Other Business Expenses	1,020	71	949
Professional Development			-
Reimbursable Expenses			-
Software Subscriptions	2,792	852	1,940
Taxes & Licenses		695	(695)
Travel	2,472	3,049	(578)
Utilities	-	-	-
Total Expenses	101,638	38,093	63,545
Net Operating Income	(71,888)	(38,093)	(33,795)
Net Income	(71,888)	(38,093)	(33,795)

BenchK12, Inc.
Profit and Loss - Trailing Twelve Months
As of September 30, 2022

	Jan 2022	Feb 2022	Mar 2022	Apr 2022	May 2022	June 2022	Jul 2022	Aug 2022	Sept 2022	Oct 2022	Nov 2022	Dec 2022
Income												
Total Income						-	-	-	-	-	-	29,750
Gross Profit	-	-	-	-	-	-	-	-	-	-	-	29,750
Expenses												
Advertising & Marketing						298	298	173	115	5,820	316	29
Bank Charges & Fees					95	121	67	104	298	417	373	
Contractors	3,174		7,695	3,540		12,597	5,541	6,308	17,203	22,423	16,672	43,100
Interest Paid	141	179	183	250	305	206	43	136	104			2,140
Legal & Professional Services	300	300	406	380	371	353	802	996	300	1,065	1,477	666
Meals & Entertainment		20	685	114				19	136	319	106	248
Office Supplies							212		572	206	(20)	
Other Business Expenses	10	10	719	130	10	10	10	10	51	150	860	10
Professional Development						670						
Reimbursable Expenses				1,666	2,462							
Software Subscriptions	55	55	55	88	88	367	236	58	558	212	156	2,424
Taxes & Licenses		154					695					
Travel				613				5	3,044	576	1,895	
Utilities	-	-	-									
Total Expenses	3,680	719	9,743	6,779	3,331	14,622	7,904	7,808	22,381	31,187	21,833	48,617
Net Operating Income	(3,680)	(719)	(9,743)	(6,779)	(3,331)	(14,622)	(7,904)	(7,808)	(22,381)	(31,187)	(21,833)	(18,867)
Net Income	(3,680)	(719)	(9,743)	(6,779)	(3,331)	(14,622)	(7,904)	(7,808)	(22,381)	(31,187)	(21,833)	(18,867)

BenchK12, Inc.
Statement of Cash Flows
As of September 30, 2022

	Jan-22	Feb-22	Mar-22	Apr-22	May-22	Jun-22	Jul-22	Aug-22	Sep-22	Oct 2022	Nov 2022	Dec 2022	YTD
OPERATING ACTIVITIES													
Net Income	(3,680)	(719)	(9,743)	(6,779)	(3,331)	(14,622)	(7,904)	(7,808)	(22,381)	(31,187)	(21,833)	(18,867)	(134,713)
Adjustments to reconcile Net Income to Net Cash provided by operations:													-
Credit Cards	117	475	4,426	5,114	(14,131)	(4,286)	2,276	(7,735)	12,381	6,521	16,833	(3,983)	12,991
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	117	475	4,426	5,114	(14,131)	(4,286)	2,276	(7,735)	12,381	6,521	16,833	(3,983)	
Net cash provided by operating activities	**(3,562)**	**(244)**	**(5,317)**	**(1,666)**	**(17,462)**	**(18,908)**	**(5,627)**	**(15,543)**	**(10,000)**	**(24,666)**	**(5,000)**	**(22,850)**	**(134,713)**
FINANCING ACTIVITIES													-
Shareholder Loan	-	-	20,000	-	10,000	30,000	5,000	-	20,000	16,000	10,000	15,000	104,000
Net cash provided by financing activities	-	-	20,000	-	10,000	30,000	5,000	-	20,000	16,000	10,000	15,000	**106,000**
Net cash increase for period	**(3,562)**	**(244)**	**14,683**	**(1,666)**	**(7,462)**	**11,092**	**(627)**	**(15,543)**	**10,000**	**(8,666)**	**5,000**	**(7,850)**	**(15,722)**
Cash at beginning of period	4,208	3,555	3,311	17,994	16,329	8,867	19,958	19,331	3,788	13,788	5,122	10,122	17,994
Cash at end of period	**646**	**3,311**	**17,994**	**16,329**	**8,867**	**19,958**	**19,331**	**3,788**	**13,788**	**5,122**	**10,122**	**2,272**	**2,272**

BENCH K12

Brooke Barrett <brooke@benchk12.com>

Cap Table for WeFunder

Barsky, Daniel J (MIA - X27540) <Daniel.Barsky@hklaw.com> Wed, Mar 29, 2023 at 6:33 PM
To: Brooke Barrett <brooke@benchk12.com>

Here is your updated cap table. I'm not sure what information exactly WeFunder wants added to the system, so I put everything I can think of that they might want in the lines below. If you want to walk through it online in case there are any issues I didn't anticipate, let me know.

Brooke Barrett	8,500,000 shares
Lyria Zeh	25,323 shares (not fully vested)
Michael Goar	25,323 shares (not fully vested)
Ed Comer	12,662 shares (not fully vested)
Natalie Gil	25,323 shares (not fully vested)
Mike Bauer	12,662 shares (not fully vested)
Shawn Tamaribuchi	50,000 shares (not fully vested)

with 1,348,707 shares of Common Stock remaining in the Incentive Pool.

Convertible Securities Issued									
Security Unique ID	Investor	Convertible Group	Principal	Date of Issuance	Interest Rate	Discount	Cap	Cap Type	Interest Days in Year
1	FBA Capital LLC, Series 1, Bench K12	2022 SAFE	$ 45,000	3/8/2023	0.0%	10.0%	$ 4,000,000	Post-Money	365

Daniel Barsky | **Holland & Knight**
Partner
Holland & Knight LLP
701 Brickell Avenue, Suite 3300 | Miami, Florida 33131
Phone 305.789.7540 | Fax 305.789.7799
daniel.barsky@hklaw.com | www.hklaw.com

Add to address book | View professional biography

[Quoted text hidden]

BENCH

Crowdfunding Content Package

General Information and Instructions

We're asking you to share our Community Round with your network. You're welcome to adjust the suggested language as you see fit, but please remember the following: These are "soft" ads or communications that don't include any terms of your offering. The gist should be "BenchK12 is crowdfunding! Get the details and invest via Wefunder," and then the link to our pitch: https://wefunder.com/BenchK12.

Every communication (email, tweet, LinkedIn post, etc.) must include the following language OR link:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.
–OR– Important legal disclosures: https://bit.ly/3JRv6DW

If your communication is in a character-limited medium such as Twitter, you can instead use the following disclosure and link:
Important legal disclosures: https://bit.ly/3JRv6DW

By law, all communications during this round must include the link to the Wefunder pitch: https://wefunder.com/BenchK12

In this Content Package, you will find the following:

- Frequently Asked Questions and Answers
- First Touch Email for Your Closest Network
- Second Touch Email for Your Closest Network
- Third (Final) Touch Email for Your Closest Network
- First Touch Email for Folks Who Can't Afford/Not Yet Ready to Invest
- Language for Social Media
- BenchK12 Executive Summary

Important Links:

- Crowdfund page on Wefunder: https://wefunder.com/BenchK12
- Wefunder disclosure language: https://bit.ly/3JRv6DW
- BenchK12 website: https://www.benchk12.com/
- BenchK12 Twitter: twitter.com/benchk12
- BenchK12 LinkedIn: https://www.linkedin.com/company/benchk12/
- Brooke's LinkedIn: https://www.linkedin.com/in/brookebarrett/

BENCH

Crowdfunding Content Package

Frequently Asked Questions

What is BenchK12? BenchK12 is the future of work for educators.
BenchK12 is a tailored solution that addresses many of the root causes of the teacher hiring crisis, combining powerful technology with deep understanding of the education landscape.

Why does this solution need to exist? Why now? Schools are in crisis. Teachers are burning out and the pool of qualified, credentialed substitutes is only shrinking.
Over the last 20 years, technology has revolutionized the employment landscape, offering greater flexibility, resources and opportunities afforded by mobile and cloud capabilities. In that same 20 years, education has not benefited in the same ways, with a growing teacher shortage plaguing schools across the country.

Educators and school leaders are desperate for better solutions. BenchK12 modernizes several processes–starting with credentialing–at lower cost to schools, saving them nearly 70% compared to what they spend on outdated experiences today.

Why is it so difficult to become a substitute teacher? The current process forces great candidates to jump through hoops, without guaranteeing student safety, data security/privacy/interoperability or quality instruction.
BenchK12 removes unnecessary friction from the hiring process to work for every SEA/LEA in the U.S. Instead of taking a month or more to get credentialed and hired, BenchK12's goal is to make it happen in one day. With BenchK12, candidates can store their verified credentials – powered by blockchain technology – and put them in their Google or Apple wallets.

That all sounds good, but is there a market opportunity? What's the potential benefit for investors? Education agencies are already digging deep to fill absences.
In 2020, the U.S. collectively spent $60 to $75B on EdTech – and that does not include spending on K12 enterprise technology. Based on publicly available historical contracts, BenchK12 estimates that the market size for human capital/enterprise resource management software was over $10 billion in 2020 in the United States.

Based on current spend on enterprise systems and sub acquisition, BenchK12 sees a viable venture growth path to $1B annual recurring revenue (ARR) within 10 years, while also saving schools over 70 percent.

How does BenchK12 help? BenchK12 presents a fundamental shift in the way schools are staffed.
With BenchK12, schools can rapidly grow their pool of highly qualified teachers, shifting more money, energy, and attention back into classrooms and meaningful time with students.

By simplifying the credentialing process (while keeping data secure and students safe), BenchK12 incentives more people to enter the substitute profession, bringing education into the gig economy.

Where can I invest? BenchK12 has launched its Community Round* on Wefunder to raise the first $250k of its $1M pre-seed round. Visit https://wefunder.com/BenchK12 learn more and invest today! *_See here for important legal disclosures_.

BENCH

Crowdfunding Content Package

First Touch Email (For Your Closest Network)

Subject: Let's Build the Future of Work for Educators

Hi [Name],

I'm reaching out with exciting news. BenchK12 has opened its private "community round" on Wefunder. I've been advising co-founder Brooke Barrett and the BenchK12 team for over a year now, and I'm proud to see them take this step. This allows our supporters to become investors in the company*.

BenchK12 is the future of work for educators. It's a tailored solution that addresses many of the root causes of the teacher hiring crisis, combining powerful technology with deep understanding of the education landscape.

I am really excited about the growth BenchK12 has seen over the last few months, and we have even more exciting plans for continuing to ramp up our growth in the coming year.

Rather than sharing the fruits of that growth, and our labor, with just a small group of wealthy investors, BenchK12 is raising its community round on Wefunder to allow our immediate network and those most impacted by the K12 hiring crisis to invest in this company and journey with us, and benefit from our shared success. The great thing about Wefunder is that it allows anyone – whether or not they're an accredited investor – to become an angel investor.

Please take a look at their raise page to learn more. I welcome your advice and feedback and I would be honored to have you join me as an investor.

You can read more about BenchK12, the terms of the offering, and reserve a spot to be an investor here*: https://wefunder.com/BenchK12

Your support will allow us to kick off the public raise off with a bang -- Wefunder's data shows that a strong start from our community is incredibly important for a successful round. Please let me know if you have any questions about BenchK12 or the community round!

Hope to see you soon,
[NAME]
Advisor and Investor, BenchK12

**BenchK12 is 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.*

Second Touch Email (For Your Closest Network)

Subject: Teachers are Burnt Out. We Can Help.

Hi [Name],

I wanted to follow up with you on the launch of BenchK12's Community Round: https://wefunder.com/BenchK12.

Our schools are in crisis. Teachers are burning out and the pool of qualified, credentialed substitutes is dramatically shrinking. Over the last 20 years, technology has revolutionized the employment landscape, offering greater flexibility, resources and opportunities afforded by mobile and cloud capabilities. In that same 20 years, education has not benefited in the same ways, with a growing teacher shortage plaguing schools across the country.

Educators and school leaders are desperate for better solutions. BenchK12, the company I am advising and have invested in, modernizes several processes–starting with credentialing–at lower cost to schools, saving them nearly 70% compared to what they spend on outdated experiences today.

By joining me in BenchK12's Community Round*, you're supporting a fundamental shift in the way schools are staffed. With BenchK12, schools can rapidly grow their pool of highly qualified teachers, shifting more money, energy, and attention back into classrooms and meaningful time with students.

By simplifying the credentialing process (while keeping data secure and students safe), BenchK12 incentives more people to enter the substitute profession, bringing education into the gig economy.

I'm asking you to reserve your spot as an investor.* Early momentum is extremely important in a Community Round - the more we bring in now from our close network, the more we will engage the crowd and bring in new investors.

If you have any questions about the investment or BenchK12, I'm always available!

Best,
[Name]

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

Third Touch Email (For Your Closest Network)

Subject: There's Still Time to Join Our Community Round

Hey [NAME],

I'm writing to let you know that BenchK12 is off to a great start with our Community Round!

If you haven't had the chance to watch our pitch video (here), we invite you to take a look!. We had a great time shooting with our founding team, and feel we have effectively showcased our mission, strengths, and potential for significant success down the line.

By investing, you'll not only be helping ensure BenchK12's long-term success, but you will also be joining in on our financial upside. Not to mention helping to change the way schools are staffed and improve classroom experiences for students and teachers alike.

As always, I'm available to answer questions about BenchK12, the raise*, and our growth plan.

We look forward to growing with you.

Thanks again,
[NAME]

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

BENCH

Crowdfunding Content Package

Email for Folks Who Can't Afford/Not Yet Ready to Invest

Subject: Ways to Support BenchK12's Community Round

Hey [NAME],

As you may know, schools are in crisis. Teachers are burnt out and the old way of staffing classrooms is expensive and time consuming. BenchK12 can change that. But we need your help!

Rather than sharing the fruits of that growth, and our labor, with a small group of angel investors, we are raising a Community Round on Wefunder to allow friends and family like you to participate in this journey with us, and benefit from our success. The great thing about Wefunder is that it allows anyone – accredited or not – to become an angel investor in BenchK12.

You can read more about BenchK12, the terms of the offering, and and reserve a spot to be an investor here*: https://wefunder.com/BenchK12. I would love your support to kick the raise off with a bang. A strong start from family and friends is incredibly important for a successful round.

If you're not able to invest financially, you can still support us with the raise in one of four ways:

1. Share the link to our campaign (https://wefunder.com/BenchK12) on social media -- here's an example post that you could share:
   a. Join me in building the #futureofwork for #educators. Learn about @BenchK12 and reserve a spot to be an investor here*: https://wefunder.com/BenchK12
      *See here for important legal disclosures: https://bit.ly/3JRv6DW
2. Follow our raise -- click the "Watch for Updates" button near the top right of my Wefunder page. (This subscribes you to email updates on the round, and helps build momentum on the Wefunder site).
3. Connect me to 1 or 2 people who you think might be interested in investing in the round, or who are well-connected in the edtech or future of work space.
4. Give me feedback on the raise. Let me know how our campaign page could be clearer or more compelling to potential investors. Feel free to share ideas you may have on how I can continue to spread the word about our Community Round!
5. Check our our Shine Registry– a gift registry for founders, small businesses, and the communities that care about them– for other ideas about how to engage.

Thank you!
[NAME]

*Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

**Some necessary "testing the waters" disclosures:
1. No money or other consideration is being solicited. If sent, it will not be accepted.
2. No offer to buy securities will be accepted and no part of the purchase price will be received until a Form C is filed and only through Wefunder's platform.
3. Any indication of interest involves no obligation or commitment of any kind.

BENCH

Crowdfunding Content Package

Social Media

Twitter

Option 1

Help me build a better #substitute experience. @BenchK12 is harnessing the best of #web3 and #blockchain to streamline the hiring process. Reserve a spot to invest today! https://wefunder.com/BenchK12 *See here for important legal disclosures: https://bit.ly/3JRv6DW

Twitter

Option 2

Join me in building the #futureofwork for #educators. Learn about @BenchK12 and reserve a spot to be an investor here*: https://wefunder.com/BenchK12 *Important legal disclosures: https://bit.ly/3JRv6DW

Twitter

Option 3

Our #teachers and #schools need our help. They are burned out. #School staffing tech is outdated, expensive, and time consuming. @BenchK12 is changing that. Join me in reserving a spot to invest https://wefunder.com/BenchK12! *Important legal disclosures: https://bit.ly/3JRv6DW

LinkedIn

Option 1

I'd love your advice and eyes on this: I'm excited to share that the company I advise, @BenchK12, has launched our Community Round. @BenchK12 is a tailored solution that addresses many of the root causes of the teacher hiring crisis, combining powerful technology with deep understanding of the education landscape, on @Wefunder. @Wefunder lets anyone invest in companies they believe in – and hopefully earn a return by participating in their growth. Check out our Community Round here: https://wefunder.com/BenchK12 and *important legal disclosures: https://bit.ly/3JRv6DW

LinkedIn

Option 2

I need your help to solve the teacher hiring crisis. We know educators are burnt out and the current substitute pool doesn't begin to meet the needs of our schools. @BenchK12 presents a fundamental shift in the way schools are staffed. With BenchK12, schools can rapidly grow their pool of highly qualified teachers, shifting more money, energy, and attention back into classrooms and meaningful time with students. I'm proud to be an Advisor [and an investor in] this game-changing solution. BenchK12 has launched its Community Round* on @Wefunder to raise the first $250k of its $1MM pre-seed round. Visit https://wefunder.com/BenchK12 learn more and invest today! *important legal disclosures: https://bit.ly/3JRv6DW

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.